Corus Group plc

30 March 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS AND OTHER PERSONS DISCHARGING MANAGERIAL RESPONSIBLITIES (“PDMR”)

The shares detailed below have vested and were released by the Corus Group Employee Share Trust to the following under the Corus Leveraged Equity Acquisition Plan (“LEAP”) on 27 March 2007.

This followed the scheme of arrangement (the “Scheme”) relating to the recommended offer for Corus by Tata Steel UK Limited at a price of 608 pence per ordinary share in cash (the “Tata Offer”) having been sanctioned by the High Court of Justice in England and Wales (the “Court”) at a hearing held on 27 March 2007.

Director/PDMR	Total
Mr P Varin	1,935,174
Mr D M Lloyd	784,312
Mr R Henstra	504,628
Mr A S MacDonald	585,324
Mr P Lormor	482,888
Mr J P G Wouters	486,794
Mr N Cunha	254,148
Mr R Shoylekov	344,688

In addition, ordinary shares held in the Corus Group Employee Share Trust for the following were also released on 27 March 2007.

Director/PDMR	Total
Mr P Varin	347,089
Mr D M Lloyd	12,480
Mr S Wouters	17,518

Shareholdings after this notification are as follows:

Director/PDMR	Total Shareholding after this notification
Mr P Varin	3,189,455
Mr D M Lloyd	923,892
Mr R Henstra	557,678
Mr A S MacDonald	585,324
Mr P Lormor	482,888
Mr J P G Wouters	504,312
Mr N Cunha	254,148
Mr R Shoylekov	346,033

Capitalised terms used, but not defined, in this announcement have the same meaning as given to them in the circular posted to shareholders on 10 November 2006 (the “Scheme Document”).

Enquiries

Corus Group plc

Emma Tovey, Director, Investor Relations

Tel: +44 (0)20 7717 4514

Brunswick (PR adviser to Corus)

Kevin Byram, Partner

Tel: +44 (0)20 7396 5352